UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

Taseko Mines Limited

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

876511106

(CUSIP Number)

Walied Soliman

Norton Rose Fulbright Canada LLP

Suite 3800, Royal Bank Plaza, South Tower, 200 Bay Street, P.O. Box 84, Toronto, Ontario, M5J 2Z4

Phone no. (416) 216-4820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons identified herein on January 13, 2016 (as amended and restated on March 9, 2016 and amended and supplemented on March 28, 2016, April 15, 2016 and May 6, 2016, respectively) with respect to the common shares (“Common Shares”) of Taseko Mines Ltd. (the “Issuer”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Item 4 as set forth below.

Item 4.      Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

Despite receiving significant shareholder support, the Reporting Persons, after determining that Raging River did not have the 66 2/3% shareholder approval required pursuant to applicable corporate law to remove incumbent directors Robert Dickinson, Russell Hallbauer and Ronald Thiessen from the Board, withdrew Raging River’s January 13, 2016 requisition for a special meeting of shareholders of the Issuer on May 6, 2016. The Reporting Persons intend to remain vigilant and vocal investors of the Issuer and the Reporting Persons will continue to scrutinize the actions of the Board and management and may take such actions with respect to their investments in the Issuer as they deem appropriate in an effort to affect change, protect shareholder rights and maximize shareholder value at the Issuer.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2016
RAGING RIVER CAPITAL LP, by its General Partner, RAGING RIVER CAPITAL GP LLC

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik
	Title:	Authorized Signatory

RAGING RIVER CAPITAL GP LLC

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik
	Title:	Authorized Signatory

GRANITE CREEK PARTNERS, LLC

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik
	Title:	Managing Partner

	By:	/s/ MARK RADZIK
	Name:	Mark Radzik

WESTWOOD CAPITAL LLC

	By:	/s/ HENRY PARK
	Name:	Henry Park
	Title:	Chief Investment Officer and Principal

	By:	/s/ HENRY PARK
	Name:	Henry Park

PAUL M. BLYTHE MINING ASSOCIATES INC.

	By:	/s/ PAUL BLYTHE
	Name:	Paul Blythe
	Title:	President

	By:	/s/ PAUL BLYTHE
	Name:	Paul Blythe

	By:	/s/ NATHAN MILIKOWSKY
	Name:	Nathan Milikowsky

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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